SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

GREYSTONE LOGISTICS, INC.
(Name of Issuer)
______________________

Greystone Logistics, Inc.
Warren F. Kruger
Robert B. Rosene, Jr.
Larry J. LeBarre
William W. Rahhal
 (Name of Person(s) Filing Statement)
______________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
______________________

39807A100
(CUSIP Number of Class of Securities)
_______________________

Warren F. Kruger
Chief Executive Officer
1613 East 15th Street
Tulsa, Oklahoma 74120
(918) 583-7441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

J. Ryan Sacra
Jason B. Coutant
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-8528

This statement is filed in connection with (check the appropriate box):

[X]           The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
[   ]           The filing of a registration statement under the Securities Act of 1933.
[   ]           A tender offer
[   ]           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction:    [   ]

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$233,000	$46.60

* Transaction Value is calculated based upon $0.50 per share to be paid to shareholders in lieu of the issuance of fractional shares expected to be created by the Rule 13e-3 transaction.

**Determined pursuant to Rule 0-11(b)(1) based on 1/50 of 1% of Transaction Value.

[   ]   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

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INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Greystone Logistics, Inc. (the “Company”), Warren F. Kruger (“Kruger”), Robert B. Rosene, Jr. (“Rosene”), Larry J. LeBarre (“LeBarre”) and William W. Rahhal (“Rahhal”).  Kruger, Rosene, LeBarre, Rahhal and the Company are referred to herein as the “Filing Parties.”

Concurrently with the filing of this Schedule 13E-3, the Company is filing a proxy statement (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A copy of the Proxy Statement is attached hereto as Exhibit (a).  The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.  All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party.

Item 1.  Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Special Meeting and Reverse Stock Split” is incorporated herein by reference.

Item 2.  Subject Company Information.

Regulation M-A Item 1002

(a)                 Name and Address. Greystone Logistics, Inc. is the subject company.  Its principal executive office is located at 1613 East 15th Street, Tulsa, Oklahoma 74120 and its telephone number is (918) 583-7441.

(b)                 Securities. As of June 1, 2013, there were 26,111,201 outstanding shares of common stock, par value $0.0001, of the Company (“Common Stock”).

(c)                 Trading Market and Price. The Company’s Common Stock is traded in the OTCQB market place (“the “OTCQB”) under the symbol “GLGI”. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split” and “Price Range of Common Stock and Dividends” is incorporated herein by reference.

(d)                 Dividends. No dividends have been paid by the Company on its Common Stock during the past two years, and the Company is restricted from declaring or paying any dividends on the Common Stock under the loan documentation with the Company’s lender and so long as shares of the Company’s Preferred Stock remain outstanding.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split” and “Price Range of Common Stock and Dividends” is incorporated herein by reference.

(e)                 Prior Public Offerings.  None.

(f)                  Prior Stock Purchases.  On January 15, 2013, Kruger purchased 200,000 shares of Common Stock from a stockholder in a private transaction at a purchase price of $0.37 per share.

Item 3.  Identity and Background of Filing Person.

Regulation M-A Item 1003(a)-(c)

(a)	Name and Address.

Greystone Logistics, Inc., is the subject company, and a Filing Person of this Schedule 13E-3. The business office address for the Company is 1613 East 15th Street, Tulsa, Oklahoma 74120, and the business telephone number for the Company is (918) 583-7441.  The directors of the Company are:  Warren F. Kruger (Chairman), Robert B. Rosene, Jr. and Larry J. LeBarre.  The executive officers of the Company are Warren F. Kruger (Chief Executive Officer and President) and William W. Rahhal (Chief Financial Officer). The address of each officer and director is 1613 East 15th Street, Tulsa, Oklahoma 74120.

Kruger is a Filing Person of this Schedule 13E-3, and is an affiliate of the Company due to his status as an executive officer and director of the Company and his ownership of approximately 30.62% of the Company’s Common Stock.  The business address for Kruger is 1613 East 15th Street, Tulsa, Oklahoma 74120, and the business telephone number is (918) 583-7441.

Rosene is a Filing Person of this Schedule 13E-3, and is an affiliate of the Company due to his status as a director of the Company and his ownership of approximately 16.56% of the Company’s Common Stock.  The business address for Rosene is 1613 East 15th Street, Tulsa, Oklahoma 74120, and the business telephone number is (918) 583-7441.

LeBarre is a Filing Person of this Schedule 13E-3, and is an affiliate of the Company due to his status as a director of the Company.  The business address for LeBarre is 1613 East 15th Street, Tulsa, Oklahoma 74120, and the business telephone number is (918) 583-7441.

Rahhal is a Filing Person of this Schedule 13E-3, and is an affiliate of the Company due to his status as an executive of the Company.  The business address for Rahhal is 1613 East 15th Street, Tulsa, Oklahoma 74120, and the business telephone number is (918) 583-7441.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons.

Mr. Kruger became a director of the Company on January 4, 2002, served as President and Chief Executive Officer from January 10, 2003 to August 15, 2005 and, most recently, has served as President and Chief Executive Officer from November 18, 2006 to the present.  Mr. Kruger is also Manager/CEO of privately held Yorktown Management & Financial Services, L.L.C.  Yorktown Management is involved in investment banking, real estate, manufacturing and energy endeavors and its business address is 1613 East 15th Street, Tulsa, Oklahoma 74120.  Mr. Kruger is a partner in privately held Westgate Capital Company, L.L.C.  Westgate Capital in involved in investments in oil and gas, real estate and investment banking and its business address is 320 South Boston, Suite 400, Tulsa, Oklahoma 74103.

Mr. Rosene became a director of the Company effective June 14, 2004.  Mr. Rosene served as President of Seminole Energy Services, L.L.C., a natural gas marketing and gathering company that he co-founded in 1998 until January of 2013 and he continues to serve as the Chairman of the Board of Managers of Seminole Energy.  Seminole Energy’s address is 1323 E. 71st Street, Suite 300, Tulsa, Oklahoma 74136.  Mr. Rosene has also served as a director of publicly traded Syntroleum Corporation since 1985.  Syntroleum’s business address is 5416 S. Yale Avenue, Suite 400, Tulsa, Oklahoma 74135.

Mr. LeBarre became a director of the Company effective May 5, 2012.  Mr. LeBarre is President and CEO of privately-held Native American Marketing.  Native American was founded by Mr. LeBarre in 2004 as an oil transportation, storage, and marketing business and its business address is 7518 Middlewood Street, Houston, Texas 77063.  Mr. LeBarre is also actively involved in investment banking, real estate, and oil and gas investments.

Mr. Rahhal was named Interim Chief Financial Officer effective as of January 13, 2010 and was subsequently named Chief Financial Officer on a permanent basis.  Mr. Rahhal is a partner of Rahhal Henderson Johnson, PLLC, Certified Public Accountants, in Ardmore, Oklahoma, and served as managing partner of such accounting firm from 1988 to 2010.   Rahhal Henderson Johnson, PLLC’s business address is 100 E St. SW, Suite, 200, Ardmore, Oklahoma 73401.

None of the persons listed above have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibition activities subject to, federal or state securities laws.

Each of the persons listed above is a citizen of the United States.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004(a) and (c)-(f)

(a)                 Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors,” “Description of the Reverse Stock Split,” “Financing of the Reverse Stock Split,” “Costs of the Reverse Stock Split” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)                 Different Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors,” “Description of the Reverse Stock Split - Holders as of Effective Date; Net Effect After Reverse Stock Split,” and “Description of the Reverse Stock Split - Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(d)                 Appraisal Rights. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split” and “Description of the Reverse Stock Split - Appraisal Rights” is incorporated herein by reference.

(e)                 Provisions for Unaffiliated Security Holders.  None.

(f)                  Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a)                 Transactions.

Transactions with Kruger and Related Entities

Effective December 15, 2005, the Company entered into a loan agreement with Kruger to convert $527,716 of advances due him into a note payable at 7.5% interest and Kruger has waived payment of interest and principal thereon until January 15, 2015.  The Company accrues interest on advances and note payable to Kruger at the rate of 7.5% per year.  Interest accrued in fiscal years 2013 and 2012 was $140,487 and $137,543, respectively.  At May 31, 2013, a note payable of $527,716 and advances and accrued interest of $1,316,567 were due to Kruger or to entities owned or controlled by him.

The Company’s subsidiary and Yorktown Management & Financial Services, LLC (“Yorktown”), an entity wholly owned by Kruger, have several agreements with respect to the purchase of raw materials, sales of pelletized resin, billings for payroll and other costs incurred on behalf of Yorktown and rents due to Yorktown.  The Company pays advances in recognition of the amounts owed pursuant to the aforementioned agreements.  As of May 31, 2013, the total amount due from Yorktown totaled $3,488,507.  Kruger has agreed that, if necessary, the amounts due to the Company should be offset against the amounts that the Company owes Kruger or Yorktown.  At May 31, 2013, the potential offsets against the receivable included (i) accrued interest and advances payable to Kruger in the amount of $1,316,567 and (ii) an account payable of $720,000 for deferred compensation payable to Kruger.

Loans from F&M Bank

On March 4, 2005, the Company entered into a loan agreement (the “F&M Loan Agreement”) with GLOG Investment, L.L.C., or “GLOG” (a variable interest entity that was included in the consolidation of Greystone’s financial statements for fiscal year 2012 until it was liquidated and deconsolidated effective September 1, 2011) and The F&M Bank & Trust Company (“F&M”), which, among other things, sets forth certain terms applicable to a $1,500,000 revolving loan extended by F&M to GSM on or about December 18, 2004 and a new $5,500,000 term loan extended by F&M to GSM on March 4, 2005.  GLOG, an entity owned by Kruger and Rosene, was a party to the F&M Loan Agreement for the sole purpose of securing the funds necessary to purchase the Senior Preferred Stock.  On March 28, 2011, the F&M Loan Agreement was amended which, among other things, had the effect of consolidating the revolving loan and the term loan into one term loan.

Effective as of August 31, 2011, Kruger, Rosene, F&M, the Company’s subsidiary (Greystone Manufacturing, L.L.C. (“GSM”)) and GLOG entered into an amendment (the “Third Amendment”) to the Loan Agreement.  The Third Amendment (a) causes all of GLOG’s rights and obligations under the Loan Agreement to be transferred to Kruger and Rosene, (b) affirms the cross-collateralization and cross-default provisions of the Loan Agreement among property and debts of GSM, GLOG and Greystone Real Estate, L.L.C. (an entity owned by Kruger and Rosene (“GRE”)), (c) amends the cross-collateralization and cross-default provisions of the Loan Agreement to include Kruger and Rosene, (d) amends certain financial covenants of the Loan Agreement, and (e) includes certain financial covenants, reporting requirements and other provisions that are customary in such types of agreements.  The Third Amendment was a result of GLOG distributing its assets to its members, Kruger and Rosene, and subsequently being dissolved.

On February 28, 2013, the Fourth Amendment to the F&M Loan Agreement was executed to (a) extend the term of the loan to March 13, 2015 and to provide an additional $250,000 with such facility being in the aggregate principal amount of $4,823,333, (b) increase the monthly principal payments to $76,560.84, and (c) restate the cross-collateralization and cross-default provisions among property and debts of GSM, Kruger and Rosene and GRE.

In addition to the cross-collateralization and cross-default provisions F&M Loan Agreement, as amended, the Company’s obligations are secured by a lien in favor of F&M on substantially all of GSM’s assets pursuant to the terms of a security agreement.  Also, pursuant to the terms of a guaranty agreement, the Company guaranteed GSM’s performance and payment under the notes.  In addition, in order to induce F&M to enter into the loan agreement, Kruger and Rosene entered into a limited guaranty agreement with F&M and Rosene entered into a pledge agreement with F&M.

Advances and Loans from Rosene

Effective December 15, 2005, the Company entered into a loan agreement with Rosene to convert $2,066,000 of advances into a note payable at 7.5% interest.  Rosene has waived payment of principal and interest until January 15, 2015.  The Company has accrued interest on the loans in the amounts of $265,440 and $244,402 in fiscal years 2013 and 2012, respectively. Accrued interest due to Rosene at May 31, 2013 is $1,285,714.

Other Transactions

The Company leases approximately three acres of land and two buildings with a total of 120,000 square feet of manufacturing and warehouse space in Bettendorf, Iowa from GRE.  The annual rent paid to GRE for both fiscal years 2013 and 2012 was $483,200.

Yorktown, an entity wholly owned by Kruger, owns the grinding equipment the Company uses to grind raw material for the Company’s pallet production.  The raw material is purchased by Yorktown, which invoices the Company for Yorktown’s cost plus a grinding fee of $0.04 per pound.  During fiscal years 2013 and 2012, GSM’s raw material purchases from Yorktown totaled approximately $4,013,000 and $3,911,000, respectively, pursuant to this arrangement.  Effective February 1, 2013, the arrangement whereby Yorktown acquired raw materials on behalf of the Company was terminated and the Company commenced purchasing raw materials on its own behalf.  Further the arrangement whereby the Company paid Yorktown $0.04 per pound of raw material for grinding fees was replaced by a fixed rental of $48,750 per month.

GSM pays rents to Yorktown as follows: (i) certain pallet molds at the rate of $1.00 per pallet of which approximately $59,000 and $38,000 were paid in fiscal years 2013 and 2012, respectively, (ii) office rent at the rate of $1,500 per month and (iii) equipment used for heavy lifting of which $73,200 was paid in each of fiscal years 2013 and 2012.  The lease for the heavy-lifting equipment ended February 29, 2012 and the equipment continues to be leased on a month-to-month basis.

Yorktown and GSM have an agreement for purchase, processing and selling pelletized recycled plastic resin.  Yorktown purchases the raw material and provides the pelletizing equipment and GSM supplies the labor and operating overhead.  Upon shipment to customers, Yorktown invoices GSM for the cost of the raw material. GSM invoices customers recognizing revenue and accruing profit-sharing expense to Yorktown at 40% of the gross profit, defined as revenue less cost of material and sales commissions of 2.5%.  Yorktown’s profit share of the resin sales for fiscal years 2013 and 2012 was approximately $152,000 and $168,000, respectively.  This agreement was mutually terminated effective February 1, 2013.  The Company will continue the business of selling pelletized recycled plastic resin on its own behalf and will pay Yorktown $0.02 per pound for use of the pelletizing equipment.  The Company paid Yorktown $14,000 for the period from February 1, 2013 to May 31, 2013.

The Company also pays the labor and certain other costs on behalf of Yorktown’s Tulsa, Oklahoma grinding operation.  These costs are invoiced to Yorktown on a monthly basis.

Effective January 1, 2009, Greystone entered into a lease agreement with an entity owned by LeBarre to rent certain equipment to produce mid-duty pallets with a minimum monthly commitment of $25,000.  The lease has a term of one year with the option of renewing or terminating the lease at the end of each year.  The lease was renewed for another year effective January 1, 2013.  Lease payments were $300,000 for each of fiscal years 2013 and 2012.

(b)                 Significant Corporate Events.  None.

(c)                 Negotiations or Contacts.  None.

(d)                 Agreements Involving the Company’s Securities.  None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(b) and (c)(1) through (c)(8)

(b)                 Use of Securities Acquired. The Company will make a cash payment of $0.50 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split.  The fractional shares acquired in the Reverse Stock Split will be retired and returned to the status of authorized but unissued shares of Common Stock.

(c)                 Plans.

(1)      Not applicable.

(2)      Not applicable.

(3)     The Company’s debt matures on March 13, 2015.  The Company is currently exploring options with respect to refinancing such debt and, in connection with doing so, adding a working capital line of credit.

(4)      Not applicable.

(5)      Not applicable.

(6)      The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors - Fairness of the Reverse Stock Split to Shareholders” and “Special Factors – Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

(7)      The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors - Fairness of the Reverse Stock Split to Shareholders” and “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

(8)      The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors - Fairness of the Reverse Stock Split to Shareholders” and “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)                 Purposes.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split” and “Special Factors - Background of the Reverse Stock Split” is incorporated herein by reference.

(b)                 Alternatives.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Strategic Alternatives Considered” and “Special Factors - Background of the Reverse Stock Split” is incorporated herein by reference.

(c)                 Reasons.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split” and “Special Factors - Background of the Reverse Stock Split” is incorporated herein by reference.

(d)                 Effects.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors - Potential Disadvantages of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders,” “Special Factors - Effect of the Reverse Stock Split on Option Holders,” “Special Factors – Effect of Reverse Stock Split on Holders of our Senior Preferred Stock,” “Special Factors - Financial Effect of the Reverse Stock Split,” “Special Factors - Federal Income Tax Consequences of the Reverse Stock Split,” “Financing of the Reverse Stock Split,” “Costs of the Reverse Stock Split” and “Conduct of the Company’s Business After the Reverse Stock Split” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

Regulation M-A Item 1014

(a)                 Fairness.  The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors – Strategic Alternatives Considered,” “Special Factors - Background of the Reverse Stock Split,” “Special Factors - Fairness of the Reverse Stock Split to Shareholders” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)                 Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse Stock Split,” “Special Factors - Fairness of the Reverse Stock Split to Shareholders” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)                 Approval of Security Holders.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split” and “Description of the Reverse Stock Split - Vote Required” is incorporated herein by reference.

(d)                 Unaffiliated Representative.  No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)                 Approval of Directors.  The Reverse Stock Split was approved unanimously by the Company’s Board of Directors, including Messrs. Rosene and LeBarre, the members of the Board of Directors who are not also employees of the Company.  The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Background of the Reverse Stock Split,” “Description of the Reverse Stock Split - Vote Required” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)                  Other Offers.  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)                 Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors – Absence of a Fairness Opinion” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)                 Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c)                 Availability of Documents.  Not applicable.

Item 10.   Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)                 Source of Funds.  The information set forth in the Proxy Statement under the caption “Financing of the Reverse Stock Split” is incorporated herein by reference.

(b)                 Conditions.  The information set forth in the Proxy Statement under the caption “Financing of the Reverse Stock Split” is incorporated herein by reference.

(c)                 Expenses. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors - Financial Effect of the Reverse Stock Split” and “Costs of the Reverse Stock Split” is incorporated herein by reference.

(d)                 Borrowed Funds.  Not applicable.

Item 11.   Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)                 Security Ownership.  The information set forth in the Proxy Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)                 Securities Transactions.  Not applicable.

Item 12.   The Solicitation or Recommendation.

Regulation M-A Item 1012(d) and (e)

(d)                 Intent to Tender or Vote in Going-Private Transaction.  The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Special Meeting and Reverse Stock Split,” “Special Factors - Background of the Reverse Stock Split,” “Description of the Reverse Stock Split – Vote Required” and “Recommendation of the Board; Fairness of the Reverse Stock Split” is incorporated herein by reference.  All of the Company’s officers and directors have expressed an intention to vote their shares in favor of the Reverse Stock Split.

(e)                 Recommendations of Others.  Not applicable.

Item 13.  Financial Statements.

Regulation M-A Item 1010(a)-(b)

(a)                 Financial Statements.

(1)           The information set forth in the Proxy Statement under the caption “Financial Statements” is incorporated herein by reference.

(2)           The information set forth in the Proxy Statement under the caption “Financial Statements” is incorporated herein by reference.

(3)           The information set forth in the Proxy Statement under the caption “Financial Statements” is incorporated herein by reference.

(4)           The information set forth in the Proxy Statement under the caption “Financial Statements” is incorporated herein by reference.

(b)                 Pro Forma Information.  Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)                 Solicitations or Recommendations.  Not applicable.

(b)                 Employees and Corporate Assets.  Not applicable.

Item 15.   Additional Information.

Regulation M-A Item 1011(b) and (c)

(b)                 Executive Compensation.  Not applicable.

(c)                 Other Material Information. The information set forth in the Proxy Statement, including the annex thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.   Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

(a)                 The Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b)                 Not applicable.

(c)                 Not applicable.

(d)                 Not applicable.

(f)                  Not applicable.

(g)                 Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREYSTONE LOGISTICS, INC.

By:  /s/  Warren F. Kruger
Name:  Warren F. Kruger
Title:  President and Chief Executive Officer

/s/  Warren F. Kruger
Warren F. Kruger

/s/  Robert B. Rosene, Jr.
Robert B. Rosene, Jr.

/s/  Larry J. LeBarre
Larry J. LeBarre

/s/  William W. Rahhal
William W. Rahhal

EXHIBIT INDEX

Exhibit No.	Description

(a)	Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).